Exhibit 99.26

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Applied Inventions Management Corp. (“Applied” or the “Company”)
1 Adelaide Street East, Suite 801

Toronto, ON M5C 2V9

Item 2.	Date of Material Change

September 21, 2018

Item 3.	News Release

News releases disseminated on September 21, 2018 via a Canadian news wire service and filed on SEDAR.

Item 4.	Summary of Material Change

Applied and High Street Capital Partners, LLC (d/b/a Acreage Holdings) (“Acreage Holdings”) announced that they have entered into a definitive business combination agreement (the “Combination Agreement”) pursuant to which, among other things, Acreage Holdings will complete a reverse take-over of Applied (the “Proposed Transaction”) and the securityholders of Acreage Holdings will hold substantially all of the outstanding securities of Applied following the Proposed Transaction (the “Resulting Issuer”).

Item 5.	Full Description of Material Change

Details of the Proposed Transaction:

Pursuant to the Combination Agreement, and upon the satisfaction or waiver of the conditions set out therein, the following, among other things, will be completed in connection with the consummation of the Proposed Transaction:

•	Applied will continue from the Province of Ontario into the Province of British Columbia and will: (i) subdivide its existing Class B multiple voting shares (the “Class B Multiple Voting Shares”) on the basis of one and one- half (1.5) Class B Multiple Voting Shares for each Class B Multiple Voting Share issued and outstanding immediately prior thereto; (ii) consolidate its issued and outstanding Class A subordinate voting shares (“Applied Class A Subordinate Voting Shares”) such that Acreage Holdings units are ultimately exchanged on a 1:1 basis for Resulting Issuer subordinated voting shares pursuant to the Proposed Transaction (the “Consolidation”); (iii) approve the adoption of Articles under the Business Corporations Act (British Columbia) which will effect the amendment of Applied’s existing Articles to amend the terms of the Applied Class A Subordinate Voting Shares such that they will have special rights and restrictions and be renamed “Class A Subordinate Voting Shares”; (B) create a new class of shares consisting of an unlimited number of “Class B Proportionate Voting Shares” having special rights and restrictions; (C) create a new class of shares consisting of an unlimited number of “Class C Multiple Voting Shares” having special rights and restrictions; (D) amend the terms of the existing Class B Multiple Voting Shares such that they will have the same special rights and restrictions as the Class A Subordinate Voting Shares pursuant to (A) above; and (E) delete the Corporation’s Class C preference shares in their entirety; (iv) change its name to Acreage Holdings, Inc.; (v) appoint MNP LLP as auditors of Resulting Issuer; (vi) approve a new equity compensation plan; and (vii) change its financial year end to December 31 (collectively, all of the foregoing are referred to as the “Shareholder Approval Matters”);

CAN: 28427127.2

•	holders of outstanding Acreage Holdings convertible debt will convert such indebtedness into Acreage Holdings units;

•	certain Acreage Holdings unit holders (including the holders of Acreage Holdings convertible debt) will exchange their units of Acreage Holdings for Class A Subordinate Voting Shares, Class B Proportionate Voting Shares and/or Class C Multiple Voting Shares of the Resulting Issuer;

•	all outstanding Acreage Holdings warrants will be amended for warrants of the Resulting Issuer; and

•	the board of directors and management of the Resulting Issuer will be replaced with nominees of Acreage Holdings.

Following the completion of the Proposed Transaction, Mr. Kevin Murphy, the Chief Executive Officer of Acreage Holdings and the anticipated Chief Executive Officer of the Resulting Issuer will own all of the outstanding Class C Multiple Voting Shares of Acreage Holdings, Inc., which is anticipated to represent up to approximately 86.2% of the total votes ascribed to all of the Resulting Issuer’s outstanding shares.

The Proposed Transaction is expected to close in November of 2018 and is subject to the conditions set out in the Combination Agreement, including obtaining the requisite approval of Acreage Holdings’ and Applied’s securityholders. Acreage Holdings and Michael Stein, the President and Chief Executive Officer of Applied and the holder of 20,337 Class A Subordinate Voting Shares and 7,637,678 Class B Multiple Voting Shares, have entered into a lock-up agreement, which provides that, among other things, Mr. Stein will vote all of his securities in favour of the Shareholder Approval Matters and will take all steps reasonably requested by Acreage Holdings to facilitate the completion of the Proposed Transaction.

Acreage Holdings currently intends to complete a concurrent private placement (the “Acreage Financing”) of subscription receipts (the “Acreage Subscription Receipts”) through a special purpose vehicle to accredited investors. Acreage Holdings has engaged Canaccord Genuity LLC, a leading Canadian independent investment dealer, to act as lead agent and sole bookrunner in connection with the Acreage Financing. The Acreage Subscription Receipts are proposed to ultimately be exchanged, upon the satisfaction of certain conditions, for Resulting Issuer Class A Subordinate Voting Shares in connection with the Proposed Transaction on a one-for-one (post-Consolidation) basis.

CAN: 28427127.2

Pursuant to the Proposed Transaction, the Applied securityholders immediately prior to the completion of the Proposed Transaction will hold post-Consolidation Applied Class A Subordinate Voting Shares with a value, based on the Acreage Financing price, of CAD$1.5 million. Further details of the Proposed Transaction will be included in disclosure documents (which will include business and financial information in respect of Acreage Holdings) to be filed by Applied in connection with the Proposed Transaction. It is anticipated that a special shareholders’ meeting of Applied to approve, among other matters, the Shareholder Approval Matters and any other necessary matters in connection with the Proposed Transaction, will take place on November 6, 2018.

Management and Organization

Following the closing of the Proposed Transaction, the Resulting Issuer will be led by Kevin Murphy, Chief Executive Officer and Chairman of the Board, George Allen, President and Glen Leibowitz, Chief Financial Officer. The Resulting Issuer’s board of directors (the “Board”) is expected to be comprised of six representatives, all of whom will be nominated by Acreage Holdings. In addition to Mr. Murphy, Board seats will be filled by current Acreage Holdings Board of Advisors members, former Speaker of the U.S. House of Representatives, John Boehner and former Massachusetts Governor, Bill Weld.

Listing

An application has been made to list the Resulting Issuer’s subordinate voting shares on the Canadian Securities Exchange (the “Exchange”) upon completion of the Proposed Transaction. The listing will be subject to satisfying all of the Exchange’s initial listing requirements.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

No information has been omitted from this Material Change Report.

Item 8.	Senior Officer

The following senior officer of the Company is knowledgeable about the material change and the Material Change Report, and may be contacted by the Commission as follows:

Michael Stein, President Telephone: 416-410-7722

Item 9.	Date of Report

October 1, 2018.